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                                                               Exhibit (a)(5)(A)
[graphic]

                                     TB Wood's Corporation
                                     440 North Fifth Avenue
                                     Chambersburg, Pennsylvania 17201-1778
                                     (717) 267-2900 ext. 4403 (717) 264-7732 fax

                                      June 29, 2001

Dear Shareholder:

    TB Wood's Corporation is offering to purchase up to 150,000 shares of its common stock from its existing shareholders, subject to the terms set forth in the enclosed offer to purchase and the related letter of transmittal. The price paid by TB Wood's Corporation will not be greater than $11.50 nor less than $8.50 per share. TB Wood's Corporation is conducting the tender offer through a procedure commonly referred to as a "modified Dutch auction." This procedure allows you to select the price within the $8.50 to $11.50 price range at which you are willing to sell your shares to TB Wood's Corporation. The actual purchase price will be determined by TB Wood's Corporation in accordance with the terms of the tender offer. As an alternative to selecting a specific price, you may indicate that you are willing to sell your shares at whatever price is determined by TB Wood's Corporation, which could result in your receipt of a price per share as low as $8.50. All shares purchased under the tender offer will receive the same price. You may tender all or only a portion of your shares, subject to proration if more than 150,000 shares are tendered at or below the price determined by TB Wood's Corporation.

    The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

    The Board of Directors of TB Wood's Corporation has approved the tender offer. However, none of our board of directors, the information agent or TB Wood's Corporation is making any recommendation to you as to whether you should tender your shares or as to the price or prices at which you should choose to tender your shares. You should make your own decision based on your views as to the value of TB Wood's Corporation's shares and TB Wood's Corporation's prospects, as well as your liquidity needs, investment objectives and other individual considerations. You should discuss whether to tender your shares with your broker or other financial or tax advisor.

    THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 30, 2001, UNLESS EXTENDED BY TB WOOD'S CORPORATION.

    If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact MacKenzie Partners, Inc., the information agent for the tender offer, toll free at (800)-322-2885.

                                      Sincerely,


                                      /s/ Michael L. Hurt
                                      ----------------------------------
                                      Michael L. Hurt
                                      President


                                      /s/ Thomas C. Foley
                                      ----------------------------------
                                      Thomas C. Foley
                                      Chairman of the Board